Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On February 4, 2016, members of the management team of Gaming and Leisure Properties, Inc. ("GLPI" or the "Company"), including Peter Carlino, Chairman and Chief Executive Officer, Bill Clifford, Chief Financial Officer and Brandon Moore, Senior Vice President, General Counsel and Secretary spoke during GLPI’s fourth quarter 2015 earnings conference call. Some of Mr. Carlino’s, Mr. Clifford's and Mr. Moore's remarks included a discussion of GLPI’s proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. ("Pinnacle"). Below are excerpts from the transcript of the conference call relating to the proposed transaction.

CORPORATE PARTICIPANTS
Kara Smith ICR - IR
Peter Carlino Gaming and Leisure Properties Incorporated - Chairman & CEO
Bill Clifford Gaming and Leisure Properties Incorporated - CFO
Brandon Moore Gaming and Leisure Properties Incorporated - SVP, General Council & Secretary
Steve Snyder Gaming and Leisure Properties Incorporated - SVP of Development

CONFERENCE CALL PARTICIPANTS
Joel Simkins Credit Suisse - Analyst
Steven Kent Goldman Sachs - Analyst
Joseph Greff JPMorgan - Analyst
Steven Wieczynski Stifel Nicolaus - Analyst
Shaun Kelley BofA Merrill Lynch - Analyst
David Katz Telsey Advisory Group - Analyst
Cameron McKnight Wells Fargo Bank - Analyst
Chris Jones Union Gaming - Analyst

PRESENTATION

Operator

Greetings, and welcome to the Gaming and Leisure Properties fourth quarter 2015 earnings call.

(Operator Instructions)

As a reminder, this conference is being recorded. It is now my pleasure to introduce your host Kara Smith of ICR. Thank you, you may begin period

Kara Smith - ICR - IR

Good morning. We would like to thank you for joining us today for Gaming and Leisure Properties' fourth quarter 2015 earnings call and webcast. The press release distributed earlier this morning is available in the Investor Relations section on our website at www.glpropinc.com.

On today's call, management's prepared remarks and answers to your questions may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters that are subject to risks and uncertainties that may cause actual results to differ from those discussed today. Examples of forward-looking statements include those related to revenue, operating income and financial guidance, as well as non-GAAP financial measures such as FFO and AFFO.

As a reminder, forward-looking statements represent management's current estimates, and the Company assumes no obligation to update any forward-looking statements in the future. We encourage listeners to review the more detailed discussions related to these forward-looking statements contained in the Company's filings with the SEC, and the definitions and reconciliations of non-GAAP financial measures contained in the Company's earnings release.

On this morning's conference call, we are joined by Peter Carlino, Chairman and Chief Executive Officer, and Bill Clifford, Chief Financial Officer of Gaming and Leisure Properties. Also joining are Steve Snyder, Senior Vice President of Development, Desiree Burke, Chief Accounting Officer, and Brandon Moore, Sen

Now, I would like to turn the call over to Peter Carlino. Peter?

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Kara, thank you very much and good morning, everyone. As always, we have our senior team present and able and willing to answer what questions you may have. But I will start with just a couple of highlights, and as you know, we will keep that part brief and then turn it to your questions.

We had a predictably good quarter, and a good year at GLPI. Our operating units at Perryville and Baton Rouge did well. Our principal tenant did quite well through 2015. Which is terrific from our that point of view, and I will have Bill highlight a few items related to that.

We favorably settled our Meadows litigation, and are well on the way to announcing -- I hope not in the too distant future, a strong operating tenant for that property. We have several active discussions, very active discussions, and strong bids that we're working with right now and we expect to resolve that in a short while [that's making Bill go blind on that one]. But that's going along very well.

The regulatory process for our Pinnacle transaction proceeds well. Brandon Moore will probably have some comment about that, but as you know, it is a step-by-step process state-by-state. And we expect that we will favorably resolve that over the next month or so, I can't be precise, but it's going along well.

With that, Bill do you want to make any or highlight any of the financial issues?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

Sure. Thanks Peter. I think generally speaking, what we observed in the fourth quarter, as well as for the year, is that all of our tenants are doing well.

What I would highlight for people's benefit, I'm sure a lot of you probably got off the phone call with Tenet. But the rent coverage that has improved from last year, as we reflected in the earnings call that it's around [$1.88], however adjusted for the one-time items it comes down to [$1.84]. And that is with basically giving effect to the escalator. So they are looking very good, and they have solid results.

Casino Queen also had a small tenant, but as an indicator had an improved results from last year. Our properties in both, primarily in Perryville, but Baton Rouge also had a reasonably good quarter.

We ended up about $1.1 million on the EBITDA line versus what we had in our guidance. And obviously two higher Ohio facilities in Columbus and Toledo also did well, which was reflected in our improved rent.

So what we are seeing, generally speaking, is good results. I will say that in January, Perryville had a very rough January with the winter storm that we had on the Northeast. Effectively, they were not closed, but we probably should have been for the amount of revenue we generated for the weekend that we lost with that snowstorm. We are actually quite hopeful that by the time the quarter is over, that that will normalize and we good strength coming back since that period.

So with that, I think I will --.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Brandon, do you want to take just a few moments to talk about, yes, why not, and take a few seconds and talk about the regulatory process for our Pinnacle approvals

Brandon Moore - Gaming and Leisure Properties Incorporated - SVP, General Council & Secretary

Sure. On the state regulatory level, Pinnacle received an approval in Iowa in January for the transaction. We both received approvals in Mississippi last year, the last quarter for the transaction.

And we expect to be on agendas in the coming months in Indiana, Louisiana, Missouri. And probably most importantly at this point, we did undergo a voluntary investigation with the Federal Trade Commission, and that has been completed. So we are optimistic that in the coming months, we'll be able to get through the rest of the regulatory process.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Good. With that, we'll open the floor to questions.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Our first question comes from the line of Joel Simkins from Credit Suisse.

Joel Simkins - Credit Suisse - Analyst

Good morning, guys. Peter, maybe start with you. Obviously, we heard Tim and Jay address the state of the consumer on their call. Love to get your thoughts on how you see the landscape.

And then maybe a second question for perhaps both you and Bill. Obviously, there's a lot of pain out there in a REIT land, particularly as we see it within lodging currently and valuations have compressed. Given -- obviously your stocks had some pain as well, but given where lodging is at, does this change your thought process at all to stepping beyond gaming?

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Let's work on the first question. We see pretty much what you all see out in the broader in the gaming world. Things are good.

I think that you saw a pretty strong year. I don't think anybody is predicting anything less through 2016, so we don't have a crystal ball but my visceral feel is that 2016 should be much like 2015 and reasonably strong. Bill, do you have any thoughts to the contrary?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

Listen, we really see the same numbers you guys see. We don't have any -- we have two properties which gives us maybe a unique view into those two markets.

But I don't know that I would, again as I've said before, I don't think Perryville and Baton Rouge are necessarily bellwethers for the regional gaming markets across United States. Having said that, looking at the numbers, looking at the operating results, looking at the operating profit, it certainly it looks to me like the regional gaming industry is in good shape.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

I, like many of you, listened to [Benton's] call, and I think that's a pretty good indicator of what's out there. And I have a pretty good sense that things are fine.

Joel Simkins - Credit Suisse - Analyst

And then just that follow up on stepping beyond gaming, and looking at some other asset classes given some of the distress out there.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

I'd give the same answer that I have given in the past. When we run out of stuff in the gaming business, something gets dumped in our lap that looks appealing and it's related to the kind of things that we do or at least in entertainment venue, sure, we might look at that and we have occasionally. But we don't see anything, and I see no reason to go elsewhere.

Frankly, we have got a book of things that we're looking at, some of which are pretty exciting. First, second, third order of business is to complete our Pinnacle transaction. We keep our eye on that ball, that is our responsibility to you all through this next year.

There are other things out there on the horizon that we are working very hard with, and when we run out of opportunity we will let you know. But for the moment, we see no reason to go elsewhere. I can't say that strong enough.

Joel Simkins - Credit Suisse - Analyst

That is helpful. And I guess just following up on the Meadows. So it's your anticipation at this point that pond closing, and that you will have an operator in conjunction.

Is there anything that gives you a sense that that could slip, given timing approvals with the state? I assume you're looking to partners that are fairly well licensed, and can get something done pretty quickly.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

We are. But let me ask with Steve Snyder who works with us every day.

Steve Snyder - Gaming and Leisure Properties Incorporated - SVP of Development

Yes, Joel, to your point, we have got an outside closing date on the Meadows transaction and that is November. We are negotiating, as Peter said, with several parties. All of whom are licensed in some jurisdiction.

Obviously, because of the statute in Pennsylvania, it's unlikely that anybody in Pennsylvania in a third limitation would be involved. But there is no reason to think that we won't be at a closing table with our opco partner at the same time we are buying the asset.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

And I get the sense, Brandon, that the state or the Commonwealth of Pennsylvania is generally well disposed towards resolving whatever's going to happen with the Meadows. And work with us and an operator to work to an approval, from an appropriate operator in a relatively quick period of time.

Brandon Moore - Gaming and Leisure Properties Incorporated - SVP, General Council & Secretary

I think that's right. The folks were looking at, as Steve said, are licensed and some in multiple jurisdictions, others at least in a couple of important jurisdictions, and I think that will help the licensing process here in the Commonwealth.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

So summary, we feel good about that.

Joel Simkins - Credit Suisse - Analyst

Thanks for the update guys.

Operator

Thank you. Our next question comes from the line of Steven Kent from Goldman Sachs.

Steven Kent - Goldman Sachs - Analyst

Just a couple of questions. Can you talk about your goal of reaching sub 6 times leverage by the end of 2016? How do you expect to achieve that?

Is that still your long-term goal? And then can you explain the property tax settlement relating to the property lease to Penn, which lowered revenues but had no impact on earnings to the offsetting operating expenses? I just can't understand the math on that one.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Yes, that's simple. Bill, go ahead.

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

If we start at 6 times pro forma in the second quarter, we are only just obviously distributing 20% percent of our AFFO or our free cash flow, and it would be our intention to take that free cash flow and pay down debt with that. Which would get us down below the 6 if we start at 6 in the second quarter.

The other element that is in place is that there are legacy options from the Penn GLPI spin held by executives in both Penn and GLPI. Those options, as they get exercised, the Company the beneficiary of the strike price on the options, and obviously the offset is that the share count, the actual share count, goes up and [Blue's] shares also go up. But obviously, it's the cash proceeds, the source of funding that were also accelerated, certainly this year, our expectation was paying down debt.

Relative to the property tax, one of the requirements in the accounting rules is that the landlord has to recognize property tax as paid by the tenant, and then also recognize the expense of the property taxes paid by the tenant. So when Penn received a credit, or a rebate, or a settlement, or however they want to characterize it, we ended up having to recognize that as reduced revenue because it was reduced expenses at the tenant.

But we also got an offset because our property tax expense went down by the same amount as our property tax revenue went down. So the net effect was nothing, it was zero.

Steven Kent - Goldman Sachs - Analyst

Okay, thanks.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

It's been an interesting year for us with accounting rules. There are so many arcane, stupid, frankly, requirements, particularly in GAAP. That makes it either not customer friendly, they are certainly not user friendly. And they don't help our shareholders understand what is going on with our balance sheet.

But we don't make the rules, we just play by them. So it has been interesting. So that is just one small example.

Operator

Thank you. Our next question comes from the line of Joseph Greff with JPMorgan.

Joseph Greff - JPMorgan - Analyst

Good morning, guys. I'm not going to ask an accounting question.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Good.

Joseph Greff - JPMorgan - Analyst

Bill, Peter, with regard to a pro forma leverage of 6 times and the expected equity raised of $500 million. Are you incorporating into that the net of issuing a mandatory preferred convert or something like that?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

Relative to the mandatory convert, Peter and I had discussions and met with several of our largest existing shareholders who have been with us for a very long time. As well as I met with a number of REIT investors, or potential REIT investors I should say, and I would say it was a unanimous recommendation from all of those investors that the manditorially convertible preferred equity instrument was not something that they were in favor of.

So given that that is an instrument that is obviously good for the buyer of the mandatory convertible preferred equity and does help the equity, the advice we got and it's our intention to follow that advice. Is that it wasn't worth the effort to be able to reduce the amount of pure equity that we have, and that people preferred a straight up balance sheet without the complication of what would end up being actually a pretty small piece of our total capital structure.

And therefore, their recommendation was to just plow ahead and get the equity done as best we can. And which we intend to do. So I think the mandatory convertible deferred equity is, as we sit here today, off the table.

Joseph Greff - JPMorgan - Analyst

Okay, great. That's helpful, thank you. And then with respect to Meadows, and you may have said this, so I apologize if I missed it. But in terms of your evaluating and negotiating with third-party operators, is the gating issue more economic, meaning the valuation multiple or is it more lease termed?

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

I think for us, it's more lease terms, because obviously the recurring nature of it. We are not going to give the asset away, give the operating asset away, at a below market multiple. But there is the dynamic between the two, if you're asking which we does it tilt, it probably tilts a little bit more towards the lease terms from an economic perspective.

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

There a lot of moving parts obviously that can affect it. So be patient. Well we like where this is right now, but let's see if we can deliver.

Operator

Thank you. Our next question comes from the line of Steve Wieczynski, Stifel Nicolaus.

Steven Wieczynski - Stifel Nicolaus - Analyst

Good morning. I want to get back to the leverage, and, Bill, I know -- I think you've said the past you feel comfortable with the leverage I think it was 4.5 times, and if I'm wrong, I apologize.

But when the Pinnacle deal gets done, you said you'd be sub'ed -- a little bit sub 6 times at the end of 2016. I guess the question is, is that range, where you'd feel comfortable, still in play? And then does the higher leverage restrict you guys, or potentially restrict you guys, from doing any further M&A transactions?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

Just for the record, we never indicated that our goal was 4.5, we indicated it was 5.5. We've come down about 2/10 of the turn normally. It's still our goal to get to 5.5.

And I think one of the things that we've learned from this experience with Pinnacle is that we need to get ourselves into a position where we are not quite so subject to the whims of the equity raising market. Therefore, we would continue to pursue opportunities to get our leverage down below the 5.5 to get to our target level. That could be in the form of just simply recognizing the amount of time it takes from the time you announce a transaction, and if you can get to 5.5 it could be optimistically raising equity in the future to bring our leverage down.

I think we are, as we sit here today, very committed to making sure we don't go above 6. I am not saying it couldn't change. But that is where we are at today, and brining it down to the 5.5 range.

And if we had to in the future, we might take it back to 6 and then try to bring it back to 5.5. But we're not opposed to bringing it down below 5.5 either. But 5.5 is our target.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Look, always, if you look back even to our Penn days, we are, if nothing else, cautious, careful, deliberative, in everything we do, always being careful not to make any fatal mistakes. Less leverages is better than more, that's not hard to understand.

On the other hand, we feel comfortable in this range so we're going to head where we want to head. The cash flows are very secure.

You know this business, most of you do, and we don't have any fears at all with the broad-based cash flow that we get from these properties. Despite the unknowing criticism, we have a single tenant. Actually we have multiple tenants, and the cash flow is a solid as a rock.

So with that in mind, there is certainly nothing that we're nervous about. But it is always about prudence, being prepared for the next transaction as well. Sort of a philosophical answer to your question.

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

One of the other elements, I think somebody asked earlier about how we might bring the debt down. And the reality is, we're expecting we will have a green shoe. Obviously, when the green shoe gets exercised -- if the green shoe gets exercised, we would expect to take those proceeds as well as accelerate the debt pay down.

Steven Wieczynski - Stifel Nicolaus - Analyst

Okay, great. And then one quick question on the TRS. I guess when you look at your guidance for 2016, it's basically flat year over year. I was guessing listening to Penn and some other guys that that might have been up a little bit.

Are you guys factoring in anything in there? I can't imagine to have anything for the Maryland asset relative to National Harbor given the distances between the two. But is there anything baked in there for Baton Rouge in terms of potential oil impact, or anything along those lines?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

In fairness, we started the budget process before we got through the fourth quarter. We could have updated a little bit, but given the fact that we had such rough start in January at Perryville, we elected to keep the guidance the same.

So we started off with projections earlier on before we had the final results for the fourth quarter, and ended up with some numbers, the fourth quarter ended up a little better given that January started off as a rough start. We're leaving it where it's at.

Honestly, I don't think that the variances that would happen at either Perryville or Baton Rouge will be meaningful enough, given the transaction that is happening this year to worry about it. As I've said before, the variances at Perryville and Baton Rouge are almost insignificant relative to what we might be spending at corporate relative to diligence and attorney fees and whatnot pursuing other opportunities. The simple answer is we left it where it was, figuring we had some mitigating circumstances.

It was a strong fourth quarter, we had good weather the fourth quarter, we had great weather in the fourth quarter at least in December, in the Northeast anyway. And therefore, mitigating all that together, we felt it was appropriate to leave it flat. I would not read a lot into that in terms of our interpretation of reasonable gaming trends or anything else.

Steven Wieczynski - Stifel Nicolaus - Analyst

Okay, great. Thanks guys.

Operator

Thank you. Our next question comes from the line of Shaun Kelly from Bank of America.

Shaun Kelley - BofA Merrill Lynch - Analyst

Good morning, guys. Bill, in some of your comments to a question or two ago, you mentioned a little bit about the overhang that the equity offering for this deal has created, and the impact and uncertainty that it subjects you to for the capital market.

So I'm curious, as you move forward and look at additional opportunities down the road, is there any different structure or different financing timeline that you guys could look at that might change the overall capital markets risk? Or how would you think about some of the other options you could look to do in the future to reduce this sort of overhang?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

There's a couple things. One is that if we were to do another large transaction, anything even resembling something close to the size of Pinnacle, there would have to be a fixed equity contribution relative to the stock. Sitting ourselves out there and exposing ourselves to enormous equity overhangs has been painful.

We are going to work through it. That transaction is still going to be accretive, and we're very thankful that we put in a fixed ratio relative to the what the Pinnacle shareholders get because without any [collars] because that would've been enormously painful had we had that. So I think it's -- that's the way we do that.

And then the other way we -- so for smaller transactions, the equity raises will be much smaller, we'll be a much larger company. That at some levels we should be able to -- assuming we can bring our leverage down and the amount of time it will take to announce the transaction, we should have enough cash flow where our [exory] exposure will be significantly smaller and quite candidly, insignificant to the bigger Company.

So small transactions, we'll get there with normal deleveraging. We will do equity raises, but they will be so small that even if things go poorly it's not going to have a meaningful impact. And for larger transactions our expectations would be that there would be a fixed ratio of us issuing shares to the seller.

Shaun Kelley - BofA Merrill Lynch - Analyst

Got it, that is helpful. Thank you very much.

Operator

Thank you. Our next question comes from the line of David Katz from Telsey Advisory Group.

David Katz - Telsey Advisory Group - Analyst

Good morning. Lots of information covered so far. But I just wanted to get your perspective, Bill, on the debt market and how you think that could play out for you.

As we thought about our model, we were assuming one set of circumstances around that $2 billion of debt, and they're not going away and now a fair amount of time has passed. What are you seeing out there in the debt market now. And as you look at this I guess you will have about $1.5 billion of debt from Pinnacle in terms of refinancing opportunities, and how that might work and how we can think about that file?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

We're looking at about $1.6 million of bonds. Obviously, the debt market has been less than friendly for the last several months. I think we are, without a doubt, a very high-quality issuer, and I think the general advice I'm getting is that high quality issues are not having nearly the struggles that the people who have -- that are less quality are having in terms of raising debt.

We do think -- our bonds, the last time I looked were trading -- the longest dated which are the ones that we're trading at the largest discount, were around [$95] that has been up from probably as low as [$92]. And I think that as time progresses, I would expect that the markets will get a little better. Certainly looking recently treasury rates have come down, so the spreads have effectively gone up.

We are certainly hopeful that the market will be there. I would remind people that if for some reason the market closes or is in serious distress, that we do have committed financing as a backup from our bank.

So that we will not be -- if by chance we end up with a very unfortunate where the market collapses in the weeks that we need to raise the capital, that we have a rip cord a safety valve, so to speak, so that we don't end up necessarily having to get completely subjected to the winds of the market. Our banks and our advisors are very optimistic that were going to be able to raise the bonds that we need without any really undue pain. So we will see how that goes.

David Katz - Telsey Advisory Group - Analyst

Okay, thanks very much.

Operator

Thank you.

(Operator Instructions)

Our next question comes the line of Cameron McKnight from Wells Fargo.

Cameron McKnight - Wells Fargo Bank - Analyst

Good morning, thanks very much. Bill, just returning to the leverage question. I think we'd all agree that the equity markets year to date have been extremely volatile, and it's been a tough market for new issuance as well. If the equity market doesn't remain cooperative, where would you be comfortable pushing leverage in the short term?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

I think our plan is to tough it out, short of some massive step down from where we are at today. That is the plan as we sit here today.

If our stock, and I can't imagine it will go there, but I can't imagine quite candidly a few months ago, I couldn't imagine it being where it's being at today. I think I'm pretty optimistic that we will get the execution done in these ranges. It's an amazingly -- an amazing story to me that a stock with a yield of the mid-8% range and pro forma for Pinnacle is going to be even higher that it's going to take -- with the safety of the cash flow stream that we've got, that we would end up having to issuing stock at a significantly lower price from here.

It's really hard to say where I would take it. But I would tell you, we are -- the advice we got is that the market will take advantage of us, and that we're just going to have to get over it and move on. And get the deal behind us.

So I think at the end of the day, we are about as, I would say, we are in the very high certainty that we're not going to take leverage over 6. If we do, it would be for circumstances that we don't understand today. So I will always leave it open that we might leverage out, but not based on anything that I know here today.

Cameron McKnight - Wells Fargo Bank - Analyst

Okay, got it. Thanks, that makes sense. And could you update us on recent operating results at the Meadows? And have you updated guidance for trailing 12 months EBITDA at the property?

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Yes, Cameron, other than the revenues, we really can't update you in terms of the operating performance. But I will note that Pennsylvania reported January revenues yesterday or earlier this week, and at least the slots revenues, and that property continues to perform well in advance of its competitors in that marketplace.

Cameron McKnight - Wells Fargo Bank - Analyst

Got it, thanks. And then one last question for, Bill. Can you just walk us through the $16 million of EBITDA growth that you are guiding in 2016, over and above the $4 million that you're getting from the escalated with Penn?

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

I suppose I can. A big chunk of that is, there's obviously the escalator, which you referenced. We've got corporate overhead, which is coming down for a variety of reasons, not the least of which is the dividend that it gets paid to the GLPI executives. That will end in the third quarter, so third quarter will be the last payment of the dividend.

So we'll have a full quarter -- not only will we have options that were exercised that reached their maturity in 2015, and slug more than happened the first of week of January, there are another slug of two options period that expire in 2017. Combined with the fact that the dividends doesn't get paid down, or it doesn't get paid in the third quarter, I think it's probably worth about $4 million to $5 million. The remainder of it is -- I may have to come back to you on that one for what's the remainder.

Bonuses down as well, because the guidance that we are giving here does not reflect the pro forma of Pinnacle. Once we close the Pinnacle transaction, obviously, our guidance will reflect not only the result of the transaction but as well as any bonuses that might be incurred as a result of the successful completion of the transaction. Last year's bonus had that the sign up of the transaction, which is worth about $2 million.

Cameron McKnight - Wells Fargo Bank - Analyst

Okay, got it.

Bill Clifford - Gaming and Leisure Properties Incorporated - CFO

There's probably something else I'm missing. But it doesn't come to me right now.

Cameron McKnight - Wells Fargo Bank - Analyst

Okay, got it. Thanks very much.

Operator

Thank you. Our next question comes from the line of Chris Jones from Union Gaming.

Chris Jones - Union Gaming - Analyst

Thank you. This is probably putting the cart before the horse a little but post the Pinnacle transaction closure and as well as the Meadows, obviously you'll be a much larger entity. It will be challenging to see how some single-asset sales would ultimately move the needle, and certainly far less portfolio transactions available that ultimately could already fit in.

How do you think about growth longer term to post those if you're sticking to your guns about just focusing on the gaming sector alone? It seems like you have to do a lot more single asset transactions in order to move the needle. Thank you.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

That is a fair question. There are some large single-asset transactions out there with which we are engaged. There are some multiple asset transactions out there, with which we are also engaged, and there are some potential corporate things that we would look at as well.

Obviously, I can't point to anything more clearly than that for obvious reasons. But as I said, I will reemphasize, that over the next couple years, we don't think we're going to run out of prospects. So two or three years from now, maybe we'll be singing a different song. But, Bill, Steve?

So we will stand by that. There's more out there actually when you start looking around than you might quickly think.

Chris Jones - Union Gaming - Analyst

Fair enough, thank you.

Operator

Thank you. Ladies and gentlemen, we have no further questions in queue at this time. I would like to turn the floor back over to management for closing comments.

Peter Carlino - Gaming and Leisure Properties Incorporated - Chairman & CEO

Okay, well let me thank everyone for joining us today. And know that we are looking for a really positively eventful year for this Company through 2016. So lots of good stuff for us to work on cost, to complete. We can accomplish our goals this year, I think were going to all be quite happy at year end next. So thanks again, see you next quarter.

Operator

Thank you, ladies and gentlemen. This does conclude our teleconference for today. You may now disconnect your lines at this time. Thank you for your participation, and have a wonderful day.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects; GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”), including the Company's and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K/A for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q/10-Q/A and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this press release may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4/A (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/A, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on November 9, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.